Exhibit 4.3

EUROBANCSHARES, INC.
2005 STOCK OPTION PLAN

NONSTATUTORY STOCK OPTION AGREEMENT

THIS OPTION AGREEMENT (the “Option Agreement”) is made and entered into effective as of ___________, (the “Date of Grant”) between EuroBancshares, Inc. (the “Company”), and ___________________ (the “Optionee”) in connection with the grant of an Option under the EuroBancshares, Inc. 2005 Stock Option Plan (the “Plan”). For purposes of this Option Agreement, defined terms shall have the meanings given to them by the Plan.

W I T N E S S E T H:

WHEREAS, the Optionee is an Employee of, or performs services as a Director or Consultant of, the Company, a Related Corporation or the Bank.

WHEREAS, the Company desires to encourage the Optionee to own Shares and to give him added incentive to advance the interests of the Company and the Bank through the Plan;

WHEREAS, the Company desires to grant the Optionee an Option to purchase Shares under terms and conditions established by the Administrator;

NOW, THEREFORE, in consideration of these premises, the parties agree that the following shall constitute the Option Agreement between the Company and the Optionee:

1.  Grant of Nonstatutory Option. Subject to the terms and conditions set forth in the Plan and this Option Agreement, the Company grants to the Optionee an Option to purchase from the Company during the period ending _____ years from the date of this Option Agreement __________ Shares at an Exercise Price of $_____ per share, subject to adjustment, if any, as provided in the Plan.

The Options granted under this Option Agreement shall become exercisable according to the following schedule:

Shares Exercisable	Date Exercisable

Notwithstanding the above, all Options shall become fully Vested and exercisable immediately upon the occurrence of any of a Change in Control, as described in Section 2(f) of the Plan.

2.  Exercise Rights. The Option granted pursuant to Paragraph 1 may be exercised during its term in full or in part, to the extent Vested, as to any number of whole Shares (but no fractional Shares), subject to the provisions of the Plan and the following provisions.

Exercise of an Option shall not be effective until the Administrator has received written notice of exercise pursuant to Paragraph 3. Such notice must specify the number of whole Shares to be purchased and be accompanied by payment in full of the aggregate Exercise Price of the number of Purchased Shares purchased. The Company shall not in any case be required to sell, issue, or deliver a fractional Share with respect to any Option.

3.  Notice of Exercise. This Option may be exercised in accordance with Paragraphs  1 and 2 by written notice to the Administrator at the address provided in this Option Agreement, which notice shall:

(a)	specify the number of Option Shares to be purchased and the Exercise Price to be paid for such Option Shares;

(b)	if the person exercising this Option is not the Optionee himself, contain or be accompanied by evidence satisfactory to the Administrator of such person’s right to exercise this Option;

(c)
be accompanied by payment in full of the Exercise Price in the form of cash, a certified or cashier’s check to the order of the Company, or a wire transfer of immediately available funds; provided, however, that the Administrator, in its sole discretion, may accept a personal check in full or partial payment of the Exercise Price and withholding; and provided, further, that the Optionee may , in the sole discretion of the Administrator, pay the Exercise Price by the surrender of Shares, including Vested, but unexercised Option Shares and Purchased Shares. If the Exercise Price is paid with Shares, including Vested, but unexercised Option Shares and Purchased Shares, the amount of such payment will equal to the Fair Market Value on the Date of Exercise of the Shares, Vested but unexercised Option Shares, or Purchased Shares surrendered;

(d)
be accompanied by the amount that the Company deems necessary to satisfy the Company’s obligation to withhold federal, state, or local income or other taxes incurred by reason of the exercise. Such amount shall be paid in cash; provided, however, that such amount may, in the sole discretion of the Administrator, be paid by the surrender of Shares, including Vested, but unexercised Option Shares, and Purchased Shares. If withholding is paid with Shares, Vested but Unexercised Option Shares or Purchased Shares, the amount of such payment will be equal to the Fair Market Value on the Date of Exercise of the Shares, Vested but Unexercised Option Shares or Purchased Shares surrendered.

4.  Investment Letter. The Optionee agrees that the Purchased Shares shall be acquired for his own account for investment only and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of applicable securities laws. If the Administrator so determines, any Purchased Share certificates shall bear a legend to the effect that the Purchased Shares have been so acquired. The Company may, but in no event shall be required to, bear any expenses of complying with applicable securities laws or the rules and regulations of any national securities exchange or other regulatory authority in connection with the registration, qualification, or transfer, as the case may be, of this Option or any Purchased Shares. The foregoing restrictions on the transfer of the Purchased Shares shall be inoperative if: (a) the Company previously shall have been furnished with an opinion of counsel, satisfactory to it, to the effect that such transfer will not require registration under applicable securities laws, or (b) the Purchased Shares shall have been duly registered in compliance with applicable securities laws.

5.  Transferability and Exercise Restrictions. This Option shall not be sold, transferred, assigned, pledged, alienated, or encumbered in any manner except by will or by the laws of descent and distribution. During the Optionee’s lifetime this Option may be exercised only by Optionee. Any attempt to transfer, assign, pledge, alienate, encumber, or otherwise dispose of this Option contrary to the provisions of the Plan or this Option Agreement, whether voluntary or involuntary, by operation of law or otherwise, except a transfer by will or by the laws of descent or distribution, shall be null and void and without effect.

6.  Status of Optionee. The Optionee shall have no right as a shareholder with respect to any Option Shares until a certificate representing such Purchased Shares is issued to him. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash or other property), distributions, or other rights for which the record date is prior to the date such certificate is issued, except as provided in Section 9 of the Plan.

7.  No Effect on Capital Structure. This Option Agreement shall not affect the right of the Company to reclassify, recapitalize, or otherwise change its capital or debt structure or to merge, consolidate, convey any or all of its assets, dissolve, liquidate, windup, or otherwise reorganize.

8.  Termination of Option. If an Optionee ceases to be an Eligible Person for any reason other than death, disability, or retirement, the Option shall terminate on the ninetieth (90th) day after such cessation, unless such cessation is due to Separation for Cause (as defined in the Plan), in which event the Option shall terminate immediately upon such Separation for Cause. If an Optionee ceases to be an Eligible Person by reason of death, the Optionee’s designated beneficiary shall have the right for twelve (12) months after the date of death to exercise the Option, to the extent such Option is otherwise exercisable on such date. At the end of any such twelve (12) month period described above the Option shall terminate and cease to be exercisable. The Optionee’s estate, heirs or legatees, as the case may be, shall have the rights of a beneficiary. If an Optionee ceases to be an Eligible Person by reason of disability, Optionee shall have the right for twelve (12) months after the date of disability to exercise the Option, to the extent such Option is otherwise exercisable on such date. If an Optionee ceases to be an Eligible Person by reason of retirement, the Optionee shall have the right for three (3) months after the date of retirement to exercise the Option, to the extent such Option is otherwise exercisable on such date. Notwithstanding any other provision of this Plan, this Option shall not be exercisable after the period specified in Section 8 of the Plan.

9.  Administrator’s Authority. Any question concerning the interpretation of this Agreement, any adjustments required to be made under this Agreement, and any controversy which may arise under this Agreement shall be determined by the Administrator in its sole discretion.

10.  Plan Controls. The terms of this Option Agreement are governed by the terms of the Plan, a copy of which has been provided to Optionee and is made a part of this Option Agreement as if fully set forth in this Option Agreement, and in the case of any inconsistency between the terms of this Option Agreement and the Plan that is not expressly authorized by the terms of the Plan, the terms of the Plan shall control.

11.  Notice. Whenever any notice is required or permitted under this Option Agreement, such notice must be in writing and delivered (personally or by courier), telecopied (if confirmed) or sent by mail. Any notice required or permitted to be delivered under this Option Agreement shall be deemed to be delivered on the date which it is personally delivered, or, whether actually received or not, on the third business day after it is deposited in the United States mail, certified or registered, postage prepaid, addressed to the person who is to receive it at the address which such person has previously specified by written notice delivered in accordance with this Option Agreement. The Company or Optionee may change, at any time and from time to time, by written notice to the other, the address previously specified for receiving notices. It is the Optionee’s responsibility to provide a current address to the Board. Failure to do so will forfeit Optionee’s right to any notices otherwise required. Until changed in accordance with this Option Agreement, the Company and the Optionee specify their respective addresses as set forth below:

Administrator:	EuroBancshares, Inc.
Attention: President & Chief Executive Officer
270 Muñoz Rivera
San Juan, Puerto Rico 00918

Company:	EuroBancshares, Inc.
Attention: President & Chief Executive Officer
270 Muñoz Rivera
San Juan, Puerto Rico 00918

Optionee:

12.  Information Confidential. As partial consideration for the granting of this Option, the Optionee agrees that he will keep confidential all information and knowledge that he has relating to the manner and amount of participation in the Plan; provided, that such information may be disclosed as required by law and may be given in confidence to the Optionee’s spouse, tax and financial advisors, or to a financial institution to the extent that such information is necessary to secure a loan.

13.  Disclosure and Discussion Obligations. By accepting an Option under the Plan, the Optionee agrees (i) that he will not disclose any confidential financial or other information regarding the Company or its subsidiaries to any person or entity without the prior written consent of the Board; (ii) that he will not initiate or engage in any discussions with any person or entity regarding any merger, consolidation or sale of all or a significant portion of the assets of the Company or its subsidiaries without the prior written consent of the Board; and (iii) that he will immediately report to the Board any unsolicited inquiry received from any person or entity regarding a merger, consolidation or sale of all or a significant portion of the assets of the Company or its subsidiaries.

14.  Governing Law. The provisions of this Option Agreement shall be governed by the contract law of the Commonwealth of Puerto Rico.

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IN WITNESS WHEREOF, the Company and the Optionee have executed this Option Agreement.

EUROBANCSHARES, INC.

By:
Its:
Date:
OPTIONEE

Date: